FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of February 2010

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on February 22, 2010, by Panasonic Corporation (the registrant), announcing proposed senior management changes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/S/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: February 24, 2010

February 22, 2010

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Jim Reilly (U.S.)	Hiroko Carvell (Europe)
(Tel: +1-201-392-6067)	Panasonic Finance (Europe) plc
(Tel: +44-20-7562-4400)
Anne Guennewig (Europe)
(Tel: +49-611-235-457)

Panasonic Announces Proposed Senior Management Changes

Osaka, Japan, February 22, 2010 - Panasonic Corporation (Panasonic [NYSE symbol: PC]), today announced the following changes of the members of the Board of Directors and Executive Officers, effective April 1, 2010, and proposed changes of the members of the Board of Directors, effective June 25, 2010. These proposed changes will be submitted for and subject to approval at the company’s ordinary general meeting of shareholders to be held on June 25, 2010.

1 . Members of the Board of Directors (Effective April 1)

Title	Name	Responsibilities
Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Koshi Kitadai
	Toshihiro Sakamoto	In charge of Domestic Consumer Marketing / General Director, Consumer Products Marketing / In charge of Domestic Customer Satisfaction and Design
	Takahiro Mori	In charge of Planning, Corporate Division for Promoting Systems & Equipment Business, Electrical Supplies Sales, Project Sales and Building Products Sales
	Yasuo Katsura (promoted)	Representative in Tokyo / Director, Corporate Division for Government & Public Affairs

Title	Name	Responsibilities
Senior Managing Directors	Hitoshi Otsuki	In charge of Overseas Operations
	Ken Morita	President, AVC Networks Company

	Ikusaburo Kashima (promoted)	In charge of Legal Affairs, Intellectual Property, Corporate Business Ethics, Legal Consultation & Solutions Center and Corporate International Affairs
	Junji Nomura (promoted)	In charge of Technology and Corporate Division for Promoting Energy Solutions Business

Managing Directors	Kazunori Takami	President, Home Appliances Company / In charge of Lighting Company
	Makoto Uenoyama (promoted)	In charge of Accounting, Finance and Information Systems
	Masatoshi Harada (promoted)	In charge of Personnel, General Affairs, Social Relations and e-Work Promotion Office

Directors	Ikuo Uno
Masayuki Oku
	Masashi Makino	In charge of Manufacturing Innovation, Facility Management, Quality Administration, FF Customer Support & Management and Environmental Affairs / Director, Corporate Environmental Affairs Division

Honorary Chairman of the Board and Executive Advisor, Member of the Board	Masaharu Matsushita

Notes:	The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President, Executive Vice Presidents and Senior Managing Directors are Representative Directors and severally represent the company.

Ikuo Uno and Masayuki Oku are outside directors of the company as stipulated in Article 2, Paragraph 15 of the Company Law of Japan.

2. Members of the Board of Corporate Auditors (Effective April 1)

Title	Name	Responsibilities
Senior Corporate Auditors	Kenichi Hamada	Chairman, Panasonic Group Auditors Meeting
Masahiro Seyama

Corporate Auditors	Yasuo Yoshino
Ikuo Hata
Hiroyuki Takahashi

Note: Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors.

3. Executive Officers (Effective April 1)

Title	Name	Responsibilities
Managing Executive Officers	Yoshihiko Yamada	In charge of Industrial Sales
	Kazuhiro Tsuga	President, Automotive Systems Company

	Takumi Kajisha	In charge of Corporate Communications, Advertising, Corporate Citizenship and CSR Office
	Ikuo Miyamoto	Director, Corporate Management Division for Asia and Oceania / Managing Director, Panasonic Asia Pacific Pte. Ltd.
	Yoshiiku Miyata	Senior Vice President / Director, Visual Products and Display Devices Business Group / In charge of PDP Business and Overseas Operations, AVC Networks Company
	Yutaka Takehana	Representative in Kansai / In charge of Corporate Risk Management and Corporate Information Security
	Toshiaki Kobayashi (promoted)	President, Panasonic Electronic Devices Co., Ltd.

Executive Officers	Masaaki Fujita	In charge of Global Procurement / Director, Corporate Procurement Division / In charge of Global Logistics / Director, Corporate Global Logistics Division / In charge of Trading Company
	Yoshihisa Fukushima	In charge of Intellectual Property / Director, Corporate Intellectual Property Division / President, Intellectual Property Rights Operations Company
	Naoto Noguchi	President, Energy Company
	Osamu Waki	President, Panasonic Mobile Communications Co., Ltd.
	Joseph Taylor	Director, Corporate Management Division for North America / Chairman & CEO, Panasonic Corporation of North America
	Takashi Toyama	President, System Networks Company / President, Panasonic System Networks Co., Ltd.
	Jun Ishii	In charge of New Business Promotion/ President, Panasonic Consumer Marketing Co., Ltd. / In charge of Corporate CS Division
	Toshiro Kisaka	Director, Corporate Management Division for China and Northeast Asia / Chairman, Panasonic Corporation of China
	Masato Tomita	Director, Corporate Management Division for CIS, the Middle East & Africa
	Hideaki Kawai	General Manager, Corporate Finance & IR Group / In charge of Financial Operations Center
	Takeshi Uenoyama	In charge of Device Technology / General Manager, Device Strategy Office / In charge of Advanced Technology Research Laboratories / Acting Director, The Nakao Laboratory

Title	Name	Responsibilities
Executive Officers	Shiro Nishiguchi	Director, Corporate Marketing Division for Digital AVC Products, Consumer Products Marketing
	Yoshiyuki Miyabe	In charge of Digital Network & Software Technology, Tokyo R&D Center, Overseas R&D Centers, New Business Strategy Office, Panasonic Spin-up Fund and acTVila Business Promotion
	Laurent Abadie	Director, Corporate Management Division for Europe / Chairman & CEO Panasonic Europe Ltd.
	Yorihisa Shiokawa	COO, Panasonic Europe Ltd. / Managing Director, Panasonic Marketing Europe GmbH
	Yoshio Ito	President, Lighting Company
	Hidetoshi Osawa	Director, Corporate Communications Division
	Yoshiaki Nakagawa	General Manager, Corporate Planning Group
	Mamoru Yoshida	Senior Vice President / Director, Network Business Group, AVC Networks Company
	Tsuyoshi Nomura	Director, Corporate Manufacturing Innovation Division / President, Advanced Production Systems Development Company
	Nobuharu Akamine (newly appointed)	Senior Vice President, System Networks Company and Executive Senior Vice President, Panasonic System Networks Co., Ltd.
	Kuniaki Okahara (newly appointed)	Director, Corporate Engineering Quality Administration Division / In charge of Corporate FF Customer Support & Management Division
	Yukio Nakashima (newly appointed)	Director, Home Appliances and Wellness Products Marketing Division, Consumer Products Marketing

Note: Effective March 31, 2010, Hideo Kawasaki, Shigeru Omori and Koji Itazaki will retire from the office of Executive Officer.

4. Resignation and Appointments of the Members of the Board of Directors (Effective June 25)

Resignation:

Title	Name	Responsibilities
Executive Vice President	Koshi Kitadai	To be appointed Corporate Advisor, Panasonic Corporation

Appointments:

Title	Name	Responsibilities (as of April 1)
Managing Director	Yoshihiko Yamada	In charge of Industrial Sales

Director	Takashi Toyama	President, System Networks Company / President, Panasonic System Networks Co., Ltd.

5. Members of the Board of Directors (Effective June 25)

Title	Name	Responsibilities
Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Toshihiro Sakamoto	In charge of Domestic Consumer Marketing / General Director, Consumer Products Marketing / In charge of Domestic Customer Satisfaction and Design

	Takahiro Mori	In charge of Planning, Corporate Division for Promoting Systems & Equipment Business, Electrical Supplies Sales, Project Sales and Building Products Sales

	Yasuo Katsura	Representative in Tokyo / Director, Corporate Division for Government & Public Affairs

Senior Managing Directors	Hitoshi Otsuki	In charge of Overseas Operations

	Ken Morita	President, AVC Networks Company

	Ikusaburo Kashima	In charge of Legal Affairs, Intellectual Property, Corporate Business Ethics, Legal Consultation & Solutions Center and Corporate International Affairs

	Junji Nomura	In charge of Technology and Corporate Division for Promoting Energy Solutions Business

Managing Directors	Yoshihiko Yamada (newly appointed)	In charge of Industrial Sales

	Kazunori Takami	President, Home Appliances Company / In charge of Lighting Company

	Makoto Uenoyama	In charge of Accounting, Finance and Information Systems

	Masatoshi Harada	In charge of Personnel, General Affairs, Social Relations and e-Work Promotion Office

Title	Name	Responsibilities
Directors	Ikuo Uno

Masayuki Oku

	Masashi Makino	In charge of Manufacturing Innovation, Facility Management, Quality Administration, FF Customer Support & Management and Environmental Affairs / Director, Corporate Environmental Affairs Division
	Takashi Toyama (newly appointed)	President, System Networks Company / President, Panasonic System Networks Co., Ltd.

Honorary Chairman of the Board and Executive Advisor, Member of the Board	Masaharu Matsushita

Notes:	The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President, Executive Vice Presidents and Senior Managing Directors are Representative Directors and severally represent the company.

Ikuo Uno and Masayuki Oku are outside directors of the company as stipulated in Article 2, Paragraph 15 of the Company Law of Japan.

6. Members of the Board of Corporate Auditors (Effective June 25)

Title	Name	Responsibilities
Senior Corporate Auditors	Kenichi Hamada	Chairman, Panasonic Group Auditors Meeting
Masahiro Seyama

Corporate Auditors	Yasuo Yoshino
Ikuo Hata
Hiroyuki Takahashi

Note:	Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors.

7. Executive Officers (Effective June 25)

Title	Name	Responsibilities
Managing Executive Officers	Kazuhiro Tsuga	President, Automotive Systems Company
	Takumi Kajisha	In charge of Corporate Communications, Advertising, Corporate Citizenship and CSR Office
	Ikuo Miyamoto	Director, Corporate Management Division for Asia and Oceania / Managing Director, Panasonic Asia Pacific Pte. Ltd.
	Yoshiiku Miyata	Senior Vice President / Director, Visual Products and Display Devices Business Group / In charge of PDP Business and Overseas Operations, AVC Networks Company

	Yutaka Takehana	Representative in Kansai / In charge of Corporate Risk Management and Corporate Information Security
	Toshiaki Kobayashi	President, Panasonic Electronic Devices Co., Ltd.

Executive Officers	Masaaki Fujita	In charge of Global Procurement / Director, Corporate Procurement Division / In charge of Global Logistics / Director, Corporate Global Logistics Division / In charge of Trading Company
	Yoshihisa Fukushima	In charge of Intellectual Property / Director, Corporate Intellectual Property Division / President, Intellectual Property Rights Operations Company
	Naoto Noguchi	President, Energy Company
	Osamu Waki	President, Panasonic Mobile Communications Co., Ltd.
	Joseph Taylor	Director, Corporate Management Division for North America / Chairman & CEO, Panasonic Corporation of North America
	Jun Ishii	In charge of New Business Promotion / President, Panasonic Consumer Marketing Co., Ltd. / In charge of Corporate CS Division
	Toshiro Kisaka	Director, Corporate Management Division for China and Northeast Asia / Chairman, Panasonic Corporation of China
	Masato Tomita	Director, Corporate Management Division for CIS, the Middle East & Africa
	Hideaki Kawai	General Manager, Corporate Finance & IR Group / In charge of Financial Operations Center
	Takeshi Uenoyama	In charge of Device Technology / General Manager, Device Strategy Office / In charge of Advanced Technology Research Laboratories / Acting Director, The Nakao Laboratory
	Shiro Nishiguchi	Director, Corporate Marketing Division for Digital AVC Products, Consumer Products Marketing
	Yoshiyuki Miyabe	In charge of Digital Network & Software Technology, Tokyo R&D Center, Overseas R&D Centers, New Business Strategy Office, Panasonic Spin-up Fund and acTVila Business Promotion
	Laurent Abadie	Director, Corporate Management Division for Europe / Chairman & CEO Panasonic Europe Ltd.
	Yorihisa Shiokawa	COO, Panasonic Europe Ltd. / Managing Director, Panasonic Marketing Europe GmbH
	Yoshio Ito	President, Lighting Company
	Hidetoshi Osawa	Director, Corporate Communications Division

Title	Name	Responsibilities
Executive Officers	Yoshiaki Nakagawa	General Manager, Corporate Planning Group
	Mamoru Yoshida	Senior Vice President / Director, Network Business Group, AVC Networks Company
	Tsuyoshi Nomura	Director, Corporate Manufacturing Innovation Division / President, Advanced Production Systems Development Company
	Nobuharu Akamine	Senior Vice President, System Networks Company and Executive Senior Vice President, Panasonic System Networks Co., Ltd.
	Kuniaki Okahara	Director, Corporate Engineering Quality Administration Division / In charge of Corporate FF Customer Support & Management Division
	Yukio Nakashima	Director, Home Appliances and Wellness Products Marketing Division, Consumer Products Marketing

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 7.77 trillion yen (US$78.4 billion) for the year ended March 31, 2009. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE: PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net.

# # #